FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 5, 2003

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated July 22, 2003

2.	Press release dated July 23, 2003

3.	Press release dated July 23, 2003

4.	Press release dated July 29, 2003

5.	Press release dated July 30, 2003

6.	Press release dated July 31, 2003

Item 1.

APPROVED VERSION 2 – UNDER EMBARGO UNTIL 9:00AM ON TUESDAY,
22 JULY 2003

Key message points for journalists and analysts:

  ARM has acquired Adelante Technologies Belgium, a 25-person company based in Leuven, Belgium. This acquisition does not include the SATURN DSP™ technology and Adelante Technologies Holdings B.V., based in Eindhoven, Netherlands.

  Adelante Technologies Belgium provides a methodology for designing optimized processing blocks to accelerate signal processing applications.

  Through this acquisition of Adelante Technologies Belgium, including its A|RT C-based hardware design flow technology, ARM will be able to offer its Partners highly-optimized application accelerators.

ARM ACQUIRES ADELANTE TECHNOLOGIES BELGIUM

Acquisition provides ARM® core-optimized application acceleration

CAMBRIDGE, UK – July 22, 2003 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced it has purchased Adelante Technologies Belgium, part of Adelante Technologies Holding B.V.

Adelante Technologies Belgium is a 25-person company based in Leuven, Belgium. The company’s key A|RT™ technology, comprises a methodology for designing optimized processing blocks to accelerate high data throughput processing applications.

“ARM is committed to satisfying the bigger challenges in the industry by providing innovative, cost effective and power efficient processing solutions. This acquisition, combined with ARM’s industry-leading architectural capability, will enable us to bring products to market that enable innovation and shorten time-to-market,” said Tudor Brown, COO, ARM. “The purchase of Adelante Technologies Belgium enables ARM to further our reach within our markets and strengthen ARM’s position as the industry’s leading IP provider.”

“We believe that ARM is the right company to move our technology forward. We have every confidence that the combined expertise and knowledge base of ARM and Adelante Technologies Belgium will maximize the potential of our technology offering to the benefit our mutual customers,” said Herman Beke, VP, Adelante Technologies Belgium.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

Item 2.

APPROVED – UNDER EMBARGO UNTIL 10AM UK TIME,
WEDNESDAY, 23 JULY 2003

Key message points for analysts and journalists:

  Innovics’ use of the ARM922T core in its wireless baseband products will further strengthen ARM’s position in the 3G wireless terminal market

  Using the ARM922T microprocessor core, Innovics’ leading dual-antenna technology greatly increases available network bandwidth and thus processing ability, enhancing the user experience

  The combined Innovics and ARM technology will help speed up the proliferation of 3G networks and associated services

INNOVICS LICENSES ARM922T CORE FOR USE IN WIRELESS
TERMINAL BASEBAND SOLUTIONS FOR 3G NETWORKS

LOS ANGELES, CA AND CAMBRIDGE, UK – July 23, 2003 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, and Innovics Wireless Inc., today announced that Innovics has licensed the ARM922T™ microprocessor core. Focused on developing solutions for 2.5G and 3G wireless terminals, Innovics will use the ARM922T core in its range of baseband signal processors which will increase the capacity of wireless network cells by between two and four times.

In existing 2.5G or 3G network cells, there is typically more download data traffic than upload traffic, requiring base station transmitters to work harder and use more power in order to support quality of service demands. Until now, the solution to this problem has been to add more base station cells. Innovics has developed unique Diversity Processing technology that helps alleviate this power and quality of service problem.

“As we move through service generations into the 3G domain, we will see a proliferation of data intensive services which will put huge demands on the networks that carry them,” said Tom Willey, president and CEO, Innovics Wireless Inc. “Not only is it important to develop base station technology, it is also the responsibility of wireless terminal developers to play their part. Innovics technology will play a critical role in maintaining and improving quality of service on these networks and the ARM922T core will provide us with an excellent platform around which we can build our leading baseband.”

Innovics’ technology-enabled wireless terminals utilize two antennas to combine two sets of data signals to get the best possible signal which enables faster processing at the terminal, thus requiring no modifications to the base station or network infrastructure. With its excellent low power and high-performance credentials, the ARM922T core will play an important role in enabling Innovics to continue its development of power and performance sensitive baseband devices.

“The ARM922T microprocessor core is ideally suited to a range of wireless devices including terminal technology,” said John Rayfield, VP of US Marketing, ARM. “To date, more than a dozen Partners have licensed the core for use in a range of wireless applications, testament to the core’s ability to fulfil the low power and high performance requirements of such solutions. Innovics’ use of the ARM922T core in its baseband products will prove a valuable contribution to the roll out of 3G networks.”

Innovics will gain access to the ARM922T core via the ARM® Foundry Program. The Foundry Program offers a flexible partnership model that accelerates the time-to-market for ARM core-based designs, and enables companies which do not have access to fabrication facilities to work directly with an approved ARM semiconductor foundry, thus building a three-way Partnership between ARM, an approved silicon foundry, and Innovics.

About Innovics Wireless

Innovics Wireless Inc. is a semiconductor company with strong expertise in wireless communications. Founded in 2000, Innovics is a privately held semiconductor company located in West Los Angeles, California. The company is focused on providing advanced baseband signal processing solutions to the emerging 2.5G and 3G cellular markets. The company supplies integrated circuits and licenses semiconductor intellectual property cores that deliver unprecedented improvements in data transmission to the wireless handset.

Innovics Wireless is committed to providing its customers with a complete solution with enhanced capabilities that enable high-speed data communications under the most demanding of channel and environmental conditions. This is achieved purely at the mobile terminal and does not require any modifications to the base station and infrastructure. The company’s patented architecture provides a standard independent platform that can be applied to any one of the existing or emerging 2.5G and 3G cellular systems.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

ENDS

ARM is a registered trademark of ARM Limited. ARM922T is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

Item 3.

APPROVED – UNDER EMBARGO UNTIL 10AM UK TIME ON
WEDNESDAY, 23 JULY 2003

Key message points for analysts and journalists:

  ARM provides total value – not just the core, setting new levels of development innovation by enhancing AMBA technology offerings

  ARM is an innovator in system-level design

  ARM’s partnership model delivers a win-win in new methodologies

  SystemC is technology here and now
ARM DELIVERS AMBA AHB SYSTEMC SPECIFICATION

ARM announces availability for download of a new SystemC standard for modeling AMBA AHB systems

CAMBRIDGE, UK – July 23, 2003 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced the availability for download of the AMBA™ AHB Cycle-Level Modeling Specification. Together with leading tools vendors, system-level design companies and other intellectual property (IP) providers, ARM has created a new methodology that will enable designers of complex systems to use IP built according to the interface specification for the exploration of AMBA methodology-based SoC architectures. Designers working with AMBA methodology-based systems will now be able to better explore AMBA designs earlier in the product cycle and ensure they deliver the right product quickly and to customer requirements.

“ARM is committed to working with its Partners to develop and promote open technology solutions from which the whole design community can benefit,” said Jonathan Morris, systems program manager, ARM. “This SystemC Modeling Specification is an excellent demonstration of the continued evolution and innovation of the AMBA methodology for system-level design.”

“The complexity crisis emerging from the capabilities created by 90nm design demands new system-level design tools,” said Jim Tully, vice president and chief analyst, Gartner. “The establishment of a standard for the representation of AMBA

AHB in SystemC will speed up system-level design by improving the interoperability of tools and IP, resulting in a reduced time-to-market that could save a huge amount of time in system integration.”

Availability

The AMBA AHB Cycle-Level Modeling Specification is open and free of any charges. A is available now for download from the ARM® website at http://www.arm.com/armtech/AMBA. To protect the integrity of AMBA technology, the specification is made available under a simple license agreement broadly in line with the widely-accepted AMBA 2.0 specification licensing agreement.

Technical Details

The AMBA AHB Modeling Specification is a fully cycle-accurate representation of the AMBA AHB protocol. Designers of complex systems will be able to use the Interface Specification to explore detailed AMBA interconnect issues and co-validate their system models with RTL implementations. Besides full support of the AMBA AHB protocol, the Interface Specification includes the AHBlite protocol that is widely adopted for high-performance bus-matrix architectures.

As a result of more than 18 months of work, the Modeling Specification demonstrates a capability that has been extensively trialed both internally and with a wide range of designers. The new Modeling Specification will be supported by a wide range of SystemC design tools including ARM’s recently announced RealView® Model Library (see ARM Announces Launch of RealView Model Library … May 14, 2003).

ARM and its Partners are also engaged in a similar process to deliver AMBA modeling specifications for higher levels of abstraction. Collaboration in this process has begun and ARM expects initial results of this work in late Q3 of this year.

About AMBA

The AMBA specification is an established, open methodology that serves as a framework for SoC designs, effectively providing the ‘digital glue’ that binds IP cores together. It is the backbone of ARM’s design reuse strategy and has been adopted by a large part of the industry including more than 90 percent of ARM Partners, and a large number of non-ARM IP providers. The specification has been downloaded by more than 12,000 design engineers and implemented in hundreds of ASIC designs.

With a wide third-party IP base and extensive EDA tool support from many of the industry's leading EDA suppliers, the AMBA methodology provides a quality solution for interface-based design of high-performance systems. Since the AMBA interface is processor and technology independent, it enhances the reusability of peripheral and system macrocells across a wide range of silicon processes.

About SystemC and OSCI

The Open SystemC™ Initiative (OSCI) is an independent, not-for-profit organization composed of a broad range of companies, universities and individuals dedicated to supporting and advancing SystemC as an open source industry standard for system-level design. SystemC is the standard design and verification language built in C++ that spans from concept to implementation in hardware and software. The SystemC platform, that includes the SystemC specification source code and reference manual, can be downloaded at http://www.systemc.org.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. AMBA is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd. .

Item 4

APPROVED – UNDER EMBARGO UNTIL 8AM UK TIME,
TUESDAY, 29 JULY 2003

Media Contacts:
ARM: Michelle Spencer	44-1628-427780	michelle.spencer@arm.com
Nokia: Keith Nowak	972-894-6182	keith.nowak@nokia.com
ST: Michael Markowitz	212-821-8959	michael.markowitz@st.com
TI:Kathryn Bengtson	214-480-2046	kbengtson@ti.com

STMicroelectronics and Texas Instruments Joined by ARM and Nokia as
Founding Members of MIPI Alliance to Define Open Standards for Mobile
Application Processors

New MIPI Alliance Will Encompass Broad Range of Industry Leaders to
Accelerate Adoption of Application-Rich Mobile Products

  MIPI Alliance is a new entity created by ARM, Nokia, ST and TI that will define an open standard for mobile processor interfaces.
  MIPI Alliance is an evolution of the OMAPI (SM) standard created by ST and TI.
  MIPI Alliance is encouraging other companies in the mobile industry to join and promote open standards for processor interfaces.

     July 29, 2003 – The Mobile Industry Processor Interface (MIPI) Alliance, a new industry initiative that will define and promote open standards for interfaces to mobile application processors, was announced today by founding members ARM, [(LSE:ARM) (Nasdaq:ARMHY)], Nokia (NYSE: NOK), STMicroelectronics (NYSE:STM) and Texas Instruments Incorporated

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STMicroelectronics and Texas Instruments Joined by ARM and Nokia as Founding Members of MIPI Alliance to Define Open Standards for Mobile Application Processors	Page 2

[(NYSE:TXN) (TI)]. The MIPI Alliance is a response to the broad interest in the OMAPI (SM) standard launched by ST and TI in December 2002.

OMAPI was formed by TI and ST to standardize interfaces for mobile application processors. The response to this initiative was very strong and indicated the need for a more representative formal industry organization. As a result, the new MIPI Alliance has been established as an incorporated not-for-profit entity that will include a wide range of member companies with the common goal of defining and promoting open, standard specifications for application processor interfaces. By establishing consistency in application processor interfaces, the alliance expects to ease implementation and design of hardware and software, promoting reuse and compatibility in mobile devices to accelerate time-to-market.

     “Mobile device users and wireless carriers are demanding a rapidly changing set of features and functions,” said Allen Leibovitch, IDC’s Wireless Semiconductor Research Manager. “Standards like the MIPI Alliance can allow mobile device manufacturers and their semiconductor and software providers to more easily combine their best components and features and bring compelling products to market in a shorter time.” The MIPI Alliance is intended to complement existing standards bodies such as the Open Mobile Alliance (OMA) and 3GPP. While these organizations focus on services and air interfaces, respectively, the MIPI Alliance is focused on microprocessors, peripherals and software interfaces.

The MIPI Alliance is actively recruiting member companies such as handset manufacturers, semiconductor companies, hardware peripheral manufacturers, operating system

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STMicroelectronics and Texas Instruments Joined by ARM and Nokia as Founding Members of MIPI Alliance to Define Open Standards for Mobile Application Processors	Page 3

(OS) vendors, middleware vendors and software application developers to help define and promote the adoption of the new standard.

As part of the MIPI Alliance, 10 working groups will be established to develop specifications in key areas such as camera and display interface, software abstraction, communications interface and system control.

     The MIPI Alliance is structured to provide multiple levels of membership, in which benefits are proportional to contributions. Basic levels of membership enable use of specifications, while other levels of membership enable participation in working groups to define specifications. The MIPI Alliance expects to announce new members in the third quarter of 2003. More information including membership details on the MIPI Alliance is on http://www.mipi.org.

Quotes from Founding Members

     “By joining this new industry association, ARM will enable its global Partners to become involved at multiple levels of membership and in the working groups. The MIPI Alliance goals will enable the faster adoption of smart phones, reducing the barriers that exist today through simplifying the supply chain for mobile terminals,” said Mike Inglis, executive vice president of marketing at ARM. “ARM will upgrade its PrimeXsys™ Platform to be compliant with the MIPI standards enabling semiconductor Partners to quickly develop MIPI-compliant application processors.”

     “We see the MIPI Alliance as an excellent forum to speed up development and time to market for mobile multimedia devices by defining open standards for application interfaces,” said Jari Pasanen, vice president, Nokia Mobile Phones. “This means that Nokia, and other hardware manufacturers, can deploy interoperable building blocks faster and at a lower cost.”

     “We believe that the MIPI Alliance will drive growth in mobile multimedia by creating an open standard for application processor interfaces,” said Guy Lauvergeon, group VP and

STMicroelectronics and Texas Instruments Joined by ARM and Nokia as Founding Members of MIPI Alliance to Define Open Standards for Mobile Application Processors	Page 4

general manager of STMicroelectronics’ Multimedia Platform Unit. “These open hardware and software interfaces will reduce the development time of end products based on future MIPI compliant application processors like ST’s Nomadik family, enable widespread software reuse and foster proliferation of standard components.”

      “In order to facilitate the success of the mobile services market, industry leaders must work together to establish open standards and specifications,” said Alain Mutricy, TI vice president and WW OMAP general manager. “TI will make its OMAP™ application processors compliant with the MIPI standard and work with the other members of the MIPI Alliance to bring mobile services to market more quickly while growing the market for the entire mobile industry value chain.”

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges. More information on Nokia is available at www.nokia.com.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company’s net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

STMicroelectronics and Texas Instruments Joined by ARM and Nokia as Founding Members of MIPI Alliance to Define Open Standards for Mobile Application Processors	Page 5

About Texas Instruments

Texas Instruments Incorporated provides innovative DSP and analog technologies to meet our customers' real world signal processing requirements. In addition to Semiconductor, the company's businesses include Sensors & Controls, and Educational & Productivity Solutions. TI is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com

Trademarks

All trademarks and registered trademarks are the property of their respective owners.

ARM is a registered trademark of ARM Limited. PrimeXsys is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM

Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Safe Harbor Statement

Statements contained in this press release regarding the demand for MIPI technology, the deployment, adoption, or performance of MIPI compliant products, standard acceptance and other statements of the various companies management's beliefs, goals and expectations may be considered "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. The following factors and the factors discussed in Texas Instruments’ most recent Form 10-K and in the Forms 20-F for ARM, Nokia and ST could cause actual results to differ materially from the statements contained in this press release: the introduction of new and competitive technologies; changes in customer intentions or preferences; the companies' ability to meet manufacturing and capacity demands; and other factors affecting market growth or production. Any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release are disclaimed.

ITEM 5

APPROVED – UNDER EMBARGO UNTIL 9AM UK TIME, WEDNESDAY,
30 JULY 2003

Key message points for journalists and analysts:

  SMIC is the first mainland China-based foundry to join the ARM Foundry Program
  The agreement provides an important locally-based manufac turing resource for the Chinese IC design community
  ARM continues to expand its Partner base in China and sees strong business growth in the region

ARM FOUNDRY PROGRAM EXPANDS INTO CHINA
WITH SMIC

Agreement will enable ARM to offer advanced manufacturing facilities for its popular
ARM7TDMI core in China

CAMBRIDGE, UK – July 30, 2003 –ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that Semiconductor Manufacturing International Corporation (SMIC), China’s most advanced pure-play semiconductor foundry, has joined the ARM® Foundry Program and has licensed the ARM7TDMI® microprocessor core. The agreement follows the collaboration between ARM and SMIC to develop an ARM7TDMI core-based test chip that has been successfully validated in silicon.

Shanghai-based SMIC is the first foundry in mainland China to join the ARM

Foundry Program, and is an important addition to the manufacturing support available to ARM Partners in the region. SMIC will offer fabless semiconductor companies and design houses access to ARM technology in a cost-effective and flexible manner.

“We are developing our Foundry Program with SMIC and this announcement is an important step in our relationship with SMIC. It significantly strengthens our support for customers in China who now have access to SMIC ’s world -class manufacturing expertise for their ARM core-based designs,” said Jun Tan, president, ARM China. “We continue to see a great deal of innovation within the Chinese semiconductor market and increasing business opportunities for ARM, and look forward to extending our relationship with SMIC even further.”

“In today’s competitive market, many of our customers are looking for faster time-to-market and greater flexibility for the design and manufacture of their products,” said James Sung, vice president of marketing & sales, SMIC. “Joining the ARM Foundry Program enables us to meet these needs by offering industry-leading, ARM low-power 32-bit microprocessor cores alongside our advanced manufacturing capabilities.”

The agreement with SMIC demonstrates ARM’s sustained commitment to the Chinese market. In July 2002 ARM opened its offices in Shanghai. The company has announced seven Partners in the region including two tools distributors, Impact and Watertek; three IC design Partners, ICC, SHHIC, and ZTEIC, who have licensed ARM technology; and one Approved Training Center Partner, Watertek. ARM also recently announced that Southeast University in Nanjing had joined the ARM University Program.

SMIC joins existing ARM Foundry Partners, AMI, Anam, Chartered Semiconductor Manufacturing, Silterra, Tower Semiconductor, TSMC, and UMC, as members in the Program, bringing the total number of Foundry Program members to eight.

Availability

ARM7TDMI core-based Design Kits, targeted to the SMIC process technology, are available to license from ARM immediately. Silicon-verified cores are available from SMIC from Q3 2003.

About the ARM Foundry Program

The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology for use in the design and manufacture of advanced system-on-chip (SoC)

solutions. There are currently 58 Partners in the Foundry Program, which was launched in 2000. ARM now offers the ARM7TDMI core, the ARM922T™ core, the ARM946E™ core and the ARM1022E™ core through the Program.

The Foundry Program offers a flexible partnership model that accelerates the time-to-market for ARM core-based designs and enables OEMs, which do not have access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. Unlike a traditional ARM license, where a licensee gains both manufacturing and design rights, the ARM Foundry Program builds a three-way Partnership between ARM, an approved silicon foundry, and an OEM.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

About SMIC

SMIC is the first pure-play advanced IC foundry in China to achieve volume production of 8-inch wafers at 0.18um and finer technologies. Established in April 2000, SMIC is a Cayman Islands company with three 8-inch fabs in volume production in Shanghai. In May 2003, Semiconductor International Journal, a leading publication in the semiconductor industry, awarded SMIC’s Fab 1 for its excellence with the prestigious Top Fab of the Year 2003 award.

More than a top chip foundry, SMIC provides customers with a full range of services that includes design services, mask manufacturing, wafer fabrication ranged from 0.35um to 0.18um and 0.13um copper backend line services, as well as testing capabilities. In addition, customers also have access to the innovative genius of the in-house R&D team staffed by leading industry experts. As part of its dedication towards providing high-quality services and protecting the environment, the foundry's three fabs in Shanghai have achieved ISO9001 and ISO14001 certification.

SMIC’s state of the art 300mm facility in Beijing is currently under construction. For more information, please visit www.smics.com.

-END-

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM922T, ARM946E and ARM1022E are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

ITEM 6

APPROVED –UNDER EMBARGO UNTIL 10AM UK TIMES ON
THURSDAY, 31 JULY 2003

Key message points for journalists and analysts:

  DECOMSYS has developed the first prototyping platform for the new FlexRay communication standard for automotive electronics. This platform will enable Partners and their suppliers to evaluate and test a range of new automotive applications, such as x-by-wire.

  The DECOMSYS::NODE<ARM> prototyping platform offers excellent value - combining innovative flexibility and high performance with outstanding versatility and expandability. It, therefore, has substantial market potential for both the FlexRay standard and other automotive prototyping projects.

  FlexRay is an emerging new standard that will see a major technology push over the next few years, and therefore must be evaluated by the automotive industry and its suppliers. The need for a prototyping evaluation platform such as the DECOMSYS::NODE<ARM> platform opens up an interesting market for ARM and DECOMSYS.
DECOMSYS AND ARM ANNOUNCE NEW AUTOMOTIVE PROTOTYPING
PLATFORM WITH FLEXRAY SUPPORT

VIENNA, AUSTRIA AND CAMBRIDGE, UK - July 31, 2003 - DECOMSYS, the FlexRay Solution provider, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced the availability of a new prototyping platform for the FlexRay standard and other automotive interconnect standards such as CAN, TTCAN, and LIN, based on the high-performance ARM9™ core family-based Excalibur device from Altera.

The DECOMSYS::NODE<ARM> product is one the first integrated prototyping platform for the emerging new FlexRay communication standard for automotive electronics. This technology enables the evaluation and analysis of the FlexRay standard and other automotive prototyping projects, e.g. using FPGAs, and facilitates application testing, in the lab as well as in prototype cars.

“DECOMSYS and ARM have a strong focus on the automotive industry, especially on the fast growing segment of x-by-wire applications. Over the next decade,

- more -

advanced high speed control applications like brake-by-wire will become available, requiring high dependability and performance of the car’s computer infrastructure,” said Michael Sprachmann, managing partner, DECOMSYS. “Our new solution will have an enormous impact on the development of such prototypes. It offers a cost-effective platform which combines innovative flexibility (400k FPGA) with high-performance ARM® technology.”

“Automotive prototyping is a field with enormous market potential as new electronic and communication systems are introduced. Our collaboration with DECOMSYS will give Partners and their key suppliers an important new platform for evaluating projects, helping to significantly reduce costs and increase reliability,” said Wolfgang Kattermann, segment manager automotive, ARM. “The DECOMSYS::NODE<ARM> product answers the need for a prototyping evaluation platform demonstrating outstanding versatility and expandability, and thus opens an interesting market for ARM and its Partners.”

Availability

The prototyping platform is available from DECOMSYS from August 1, 2003.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

About DECOMSYS

DECOMSYS is one of the driving forces in the development of dependable computer systems in the automotive field. The way to more safety, economy, enjoyment, and comfort for the drivers will be enabled by a completely new generation of more complex, fault-tolerant electronics that will gradually replace their mechanical counterparts. For the development of these “thinking” systems, the automobile manufacturers need the appropriate tools. DECOMSYS offers the leading and comprehensive portfolio of soft- and hardware, training as well as engineering services especially for the FlexRay protocol.

Since FlexRay is going to be the communication backbone of the distributed electronic of tomorrow’s cars, the client list reads like the who-is-who of the automotive and high-tech world. They all rely on the extensive scientific experience the DECOMSYS staff has gained in two EU research projects on TTA (Time Triggered Architecture) and X-By-Wire (e.g. Brake-By-Wire, the computerized braking) at the Vienna University of Technology.

Emmerich Fuchs, Dietmar Millinger, and Michael Sprachmann established DECOMSYS in 1999. Since then, they have been translating the specific expertise in a technological and economical success story - conjointly with approximately 40 experts networking in flexible, task-oriented teams.

-ENDS-

ARM is a registered trademark of ARM Limited. ARM9 is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

MEDIA CONTACTS:
ARM
Michelle Spencer
Tel: +44 1628 427780
email: michelle.spencer@arm.com

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2003

ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer